MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on December 31, 2024.
This MD&A dated February 6, 2025, for the three and nine months ended December 31, 2024, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three and nine months ended December 31, 2024, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2024. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2024, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2024, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals, our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to
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build our market share, including among high GTV customers; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain and expand geographic scope; our ability to execute on our business and operational strategy; our ability to execute on our expansion plans; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail in North American and hospitality in Europe and our strategies for other geographies and verticals, our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cybersecurity threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities, successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of future goodwill or other impairments; the impact of uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the potential impacts of tariffs, other trade conditions or protective government actions); environmental risks and the impact of certain natural disasters on our business and our customers (including wildfires in California); and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 16, 2024, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
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Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail in North America and hospitality in Europe.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally. We also continue to advance our strategy of expanding our presence within verticals, including with our Lightspeed Retail and NuORDER Integration for Lightspeed retailers, enabling them to order from the many brands they stock through direct integration with NuORDER by Lightspeed, with data flowing into their POS. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors.
Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. Our transaction-based revenue was $181.7 million for the three months ended December 31, 2024, an increase of 23% from the $147.8 million in transaction-based revenue for the three months ended December 31, 2023. This was primarily driven by increased customer adoption of our payments solutions due to our unified payments initiative resulting in an increase of 34% in GPV1 compared to the three months ended December 31, 2023. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy-outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success.
1 Refer to the section entitled "Key Performance Indicators".
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Excluding the Ecwid eCommerce standalone product, our monthly ARPU1 was approximately $533 as at December 31, 2024 as compared to approximately $447 as at December 31, 2023.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We intend to focus our efforts primarily on retail merchants in North America and hospitality merchants in Europe.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For the three months ended December 31, 2024, GPV was $8.8 billion compared to $6.6 billion for the three months ended December 31, 2023, representing growth of 34%. For the three months ended December 31, 2024, our cloud-based software-as-a-service platform processed GTV1 of $23.5 billion, which represents growth of 2% relative to $23.1 billion of GTV processed during the three months ended December 31, 2023.
As at December 31, 2024, we had Customer Locations in over 100 countries. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations as at December 31, 2024 are located approximately 50% in North America and 50% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 63% and 37% of our total Customer Locations, respectively.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve, and we expect the revenue from these arrangements to continue to decrease over time as the number of our merchants using our payments solutions continues to increase.
Our total revenue has increased to $280.1 million and $823.4 million for the three and nine months ended December 31, 2024 from $239.7 million and $679.1 million for the three and nine months ended December 31, 2023, representing year-over-year growth of 17% and 21%, respectively. For the three and nine months ended December 31, 2024, subscription revenue accounted for 31% of our total revenues (34% and 35%, respectively, for the three and nine months ended December 31, 2023), and transaction-based revenue accounted for 65% and 66% of our total revenues (62% and 60%, respectively, for the three and nine months ended December 31, 2023).
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three and nine months ended December 31, 2024, this revenue accounted for 4% and 3% of our total revenue (5% for the three and nine months ended December 31, 2023).
We plan to continue making deliberate investments to drive future growth including in NuORDER by Lightspeed. We believe that our future success depends on a number of factors, including our ability to expand our market share (particularly for retail in North America and hospitality in Europe), execute our pricing and packaging initiatives, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue and to integrate value-enhancing acquisitions.
We have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences.
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We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For the three and nine months ended December 31, 2024, we incurred an operating loss of $34.0 million and $116.0 million, respectively, compared to an operating loss of $51.5 million and $161.7 million, respectively, for the three and nine months ended December 31, 2023. Our cash flows used in operating activities for the nine months ended December 31, 2024 were $22.8 million compared to $69.1 million for the nine months ended December 31, 2023, and our Adjusted Free Cash Flow used2 for the nine months ended December 31, 2024 was $1.9 million compared to $48.2 million for the nine months ended December 31, 2023.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.9 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2023, Google Cloud and AWS matched 100% of their annual electricity consumption with renewable energy purchases. We launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2024 DEI engagement survey (participation is voluntary), 11% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 2% as an "other" gender identity. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 50% of the independent members on our board of directors are women. Furthermore, 43% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
Seizing our payments opportunity means continuing to increase our GPV, which for the nine months ended December 31, 2024 was $26.1 billion up 48% from $17.6 billion in the nine months ended December 31, 2023. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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Additionally, the Israel-Hamas war and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations.
We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 19% to approximately $533 per Customer Location as at December 31, 2024 compared to approximately $447 per Customer Location as at December 31, 2023. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended December 31, 2024, GPV was $8.8 billion compared to $6.6 billion for the three months ended December 31, 2023, representing growth of 34%. For the nine months ended December 31, 2024, GPV was $26.1 billion compared to $17.6 billion for the nine months ended December 31, 2023, representing growth of 48%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended December 31, 2024, GTV was $23.5 billion compared to $23.1 billion
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for the three months ended December 31, 2023, representing growth of 2%. For the nine months ended December 31, 2024, GTV was $70.6 billion compared to $70.0 billion for the nine months ended December 31, 2023. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted Income per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Net loss	(26,586)	(40,229)	(91,253)	(131,424)
Share-based compensation and related payroll taxes(1)	13,565	23,636	44,766	65,673
Depreciation and amortization(2)	25,214	27,216	77,310	82,538
Foreign exchange loss (gain)(3)	2,514	(979)	1,262	381
Net interest income(2)	(8,388)	(10,899)	(28,097)	(32,007)
Acquisition-related compensation(4)	157	—	209	3,105
Transaction-related costs(5)	2,717	(625)	5,129	442
Restructuring(6)	6,368	1,232	16,073	1,784
Litigation provisions(7)	38	4,672	11,957	4,688
Income tax expense (recovery)	976	(381)	3,397	1,694

Adjusted EBITDA	16,575	3,643	40,753	(3,126)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2024, share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
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(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2024, net loss includes depreciation of $1,218 related to right-of-use assets, interest expense of $315 on lease liabilities, and excludes an amount of $1,994 relating to rent expense ($1,651, $315, and $1,851, respectively, for the three months ended December 31, 2023). For the nine months ended December 31, 2024, net loss includes depreciation of $3,981 related to right-of-use assets, interest expense of $1,026 on lease liabilities, and excludes an amount of $6,381 relating to rent expense ($5,528, $897 and $5,970, respectively, for the nine months ended December 31, 2023).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the nine months ended December 31, 2024, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).

Adjusted Income and Adjusted Income per Share - Basic and Diluted
Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars, except number of shares and per share amounts)	2024	2023	2024	2023
	$	$	$	$

Net loss	(26,586)	(40,229)	(91,253)	(131,424)
Share-based compensation and related payroll taxes(1)	13,565	23,636	44,766	65,673
Amortization of intangible assets	22,105	23,671	67,612	72,166
Acquisition-related compensation(2)	157	—	209	3,105
Transaction-related costs(3)	2,717	(625)	5,129	442
Restructuring(4)	6,368	1,232	16,073	1,784
Litigation provisions(5)	38	4,672	11,957	4,688
Deferred income tax expense (recovery)	109	(530)	37	(425)

Adjusted Income	18,473	11,827	54,530	16,009

Weighted average number of Common Shares – basic and diluted(6)	154,283,524	154,194,745	154,190,673	153,401,512

Net loss per share – basic and diluted	(0.17)	(0.26)	(0.59)	(0.86)
Adjusted Income per Share – Basic and Diluted	0.12	0.08	0.35	0.10
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2024, share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170). These amounts are included in direct cost of revenues, general and administrative expenses, research and
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development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the nine months ended December 31, 2024, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(6)For the three and nine months ended December 31, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Cash flows from (used in) operating activities	2,720	(18,195)	(22,824)	(69,131)
Capitalized internal development costs(1)	(5,181)	(2,579)	(13,284)	(7,720)
Additions to property and equipment(2)	(938)	(2,282)	(2,840)	(4,191)
Merchant cash advances, net(3)	2,888	8,291	37,080	32,853

Adjusted Free Cash Flow	(511)	(14,765)	(1,868)	(48,189)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.
Outlook
A discussion of management's expectations as to the Company's outlook for the fiscal year ending March 31, 2025 is contained in the Company's press release dated February 6, 2025 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
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Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex high GTV customers, particularly in North American retail and European hospitality markets. We believe that there is significant potential to increase penetration in the North American retail and European hospitality markets as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail merchants in North America and hospitality merchants in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
Customer Adoption of our Payments Solutions
We believe that our payments solutions will continue to be an increasingly important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see continued adoption of our payment processing solutions, which are the largest drivers of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy-outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. We are limited in our ability to switch certain customers to our embedded payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. We are also
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focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers.
Pricing Decisions and Initiatives
We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives.
Use of Artificial Intelligence and Machine Learning in our Solutions and Operations
We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our business and operations from time to time. As with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to elections and changes in administrations in the U.S., Canada and Europe (including the potential impacts of tariffs, other trade conditions or protective government actions), the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
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Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly in our European and North American markets and for complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams.
Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues to continue to become increasingly correlated with respect to our GPV. While there has been historical seasonality for certain quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with
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respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
Market and Shareholder Reaction to Corporate Developments
On February 6, 2025, we announced the results of our strategic review process. Any speculation and developments associated with the results of our strategic review process, or any perceived uncertainty regarding our future strategy or operations could result in adverse market reactions or negative shareholder engagement or campaigns which may require the commitment of significant financial resources and be time-consuming, distracting and disruptive to our strategy and business operations. Such speculation or perceived uncertainties could also limit our ability to retain or hire qualified personnel and may contribute to unplanned loss of employees through attrition, or result in the loss of customers, suppliers and other key business partners, or could cause the price of our shares to fluctuate significantly.
Key Components of Results of Operations
See Management's Discussion and Analysis in our Annual Report on Form 40-F for the year ended March 31, 2024 for details on the key components of results of operations.
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Results of Operations
The following table outlines our unaudited condensed interim consolidated statements of loss for the three and nine months ended December 31, 2024 and 2023:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars, except per share amounts)	2024	2023	2024	2023
	$	$	$	$
Revenues
Subscription	88,064	80,882	256,914	240,652
Transaction-based	181,659	147,834	539,464	406,476
Hardware and other	10,411	10,979	27,029	31,926

Total revenues	280,134	239,695	823,407	679,054

Direct cost of revenues
Subscription	18,385	19,774	53,901	59,077
Transaction-based	131,439	103,785	392,888	292,229
Hardware and other	14,436	14,659	38,253	42,198

Total direct cost of revenues	164,260	138,218	485,042	393,504

Gross profit	115,874	101,477	338,365	285,550

Operating expenses
General and administrative	29,459	29,934	92,562	81,202
Research and development	32,148	34,675	90,139	101,791
Sales and marketing	54,012	60,908	176,763	176,486
Depreciation of property and equipment	1,891	1,894	5,717	4,844
Depreciation of right-of-use assets	1,218	1,651	3,981	5,528
Foreign exchange loss (gain)	2,514	(979)	1,262	381
Acquisition-related compensation	157	—	209	3,105
Amortization of intangible assets	22,105	23,671	67,612	72,166
Restructuring	6,368	1,232	16,073	1,784

Total operating expenses	149,872	152,986	454,318	447,287

Operating loss	(33,998)	(51,509)	(115,953)	(161,737)

Net interest income	8,388	10,899	28,097	32,007

Loss before income taxes	(25,610)	(40,610)	(87,856)	(129,730)

Income tax expense (recovery)
Current	867	149	3,360	2,119
Deferred	109	(530)	37	(425)

Total income tax expense (recovery)	976	(381)	3,397	1,694

Net loss	(26,586)	(40,229)	(91,253)	(131,424)

Net loss per share – basic and diluted	(0.17)	(0.26)	(0.59)	(0.86)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three and nine months ended December 31, 2024 and 2023:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Direct cost of revenues	840	1,772	2,653	5,212
General and administrative	4,579	6,527	14,413	19,171
Research and development	5,267	6,993	14,189	22,332
Sales and marketing	2,879	8,344	13,511	18,958

Total share-based compensation and related payroll taxes(1)	13,565	23,636	44,766	65,673
(1) For the three and nine months ended December 31, 2024, the share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and the related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170).
The decrease in share-based compensation and related payroll taxes in the three and nine months ended December 31, 2024 was primarily driven by a reduction in the quantity and fair value of stock options and awards issued throughout the past several quarters, and due to awards forfeited throughout the past several quarters, including awards forfeited during the nine months ended December 31, 2024 due to the restructurings.
Results of Operations for the Three and Nine Months Ended December 31, 2024 and 2023
Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	88,064	80,882	7,182	8.9	256,914	240,652	16,262	6.8
Transaction-based	181,659	147,834	33,825	22.9	539,464	406,476	132,988	32.7
Hardware and other	10,411	10,979	(568)	(5.2)	27,029	31,926	(4,897)	(15.3)

Total revenues	280,134	239,695	40,439	16.9	823,407	679,054	144,353	21.3

Percentage of total revenues
Subscription	31.4%	33.7%			31.2%	35.4%
Transaction-based	64.8%	61.7%			65.5%	59.9%
Hardware and other	3.8%	4.6%			3.3%	4.7%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended December 31, 2024 increased by $7.2 million or 9% as compared to the three months ended December 31, 2023. The increase was primarily due to initiatives including increases in our pricing plans and sales of our flagship solutions.
Subscription revenue for the nine months ended December 31, 2024 increased by $16.3 million or 7% as compared to the nine months ended December 31, 2023. The increase was primarily due to initiatives including increases in our pricing plans and sales of our flagship solutions.
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Transaction-based Revenue
Transaction-based revenue for the three months ended December 31, 2024 increased by $33.8 million or 23% as compared to the three months ended December 31, 2023. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 34% from $6.6 billion to $8.8 billion.
Transaction-based revenue for the nine months ended December 31, 2024 increased by $133.0 million or 33% as compared to the nine months ended December 31, 2023. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 48% from $17.6 billion to $26.1 billion.
Hardware & Other Revenue
Hardware and other revenue for the three months ended December 31, 2024 decreased by $0.6 million or 5% as compared to the three months ended December 31, 2023 due primarily to less hardware being sold to customers in the current period given the initial launch of our unified payments initiative during the three months ended December 31, 2023.
Hardware and other revenue for the nine months ended December 31, 2024 decreased by $4.9 million or 15% as compared to the nine months ended December 31, 2023 due primarily to less hardware being sold to customers in the current period given the initial launch of our unified payments initiative during the nine months ended December 31, 2023.
Direct Cost of Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	18,385	19,774	(1,389)	(7.0)	53,901	59,077	(5,176)	(8.8)
Transaction-based	131,439	103,785	27,654	26.6	392,888	292,229	100,659	34.4
Hardware and other	14,436	14,659	(223)	(1.5)	38,253	42,198	(3,945)	(9.3)

Total direct costs of revenues	164,260	138,218	26,042	18.8	485,042	393,504	91,538	23.3

Percentage of revenue
Subscription	20.9%	24.4%			21.0%	24.5%
Transaction-based	72.4%	70.2%			72.8%	71.9%
Hardware and other	138.7%	133.5%			141.5%	132.2%

Total	58.6%	57.7%			58.9%	57.9%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended December 31, 2024 decreased by $1.4 million or 7% as compared to the three months ended December 31, 2023. Included in subscription cost of revenue for the three months ended December 31, 2024 is $0.6 million in share-based compensation expense and related payroll taxes, compared to an expense of $1.5 million in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $0.5 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $1.0 million, and a decrease in royalties of $0.4 million, offset by higher software and licensing costs of $0.2 million, an increase in hosting costs of $0.4 million and an increase in professional fees and other costs of $0.3 million.
Subscription cost of revenue for the nine months ended December 31, 2024 decreased by $5.2 million or 9% as compared to the nine months ended December 31, 2023. Included in subscription cost of revenue for the nine months ended December 31, 2024 is $1.8 million in share-based compensation expense and related payroll taxes, compared to an expense of $4.3 million in the nine
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months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $2.6 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $4.0 million and lower royalties of $0.9 million, offset by higher hosting costs of $2.2 million and higher professional fees and other costs of $0.1 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended December 31, 2024 increased by $27.7 million or 27% as compared to the three months ended December 31, 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to the three months ended December 31, 2023.
Transaction-based cost of revenue for the nine months ended December 31, 2024 increased by $100.7 million or 34% as compared to the nine months ended December 31, 2023. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to the nine months ended December 31, 2023.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended December 31, 2024 decreased by $0.2 million or 2% as compared to the three months ended December 31, 2023. Included in hardware and other cost of revenue for the three months ended December 31, 2024 is $0.2 million of share-based compensation expense and related payroll taxes, compared to an expense of $0.3 million in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $0.1 million. This decrease was driven primarily by a decrease of $1.8 million due to less hardware being sold to customers in the period offset by higher salary and other employee-related costs of $0.5 million and higher professional fees and other costs of $1.2 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Direct cost of hardware and other revenue for the nine months ended December 31, 2024 decreased by $3.9 million or 9% as compared to the nine months ended December 31, 2023. Included in hardware and other cost of revenue for the nine months ended December 31, 2024 is $0.6 million, compared to an expense of $0.9 million in the nine months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $3.7 million. This decrease was driven primarily by a decrease of $6.3 million due to less hardware being sold to customers in the period offset by higher professional fees and other costs of $1.5 million and higher salary and other employee-related costs of $1.1 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and the free hardware provided to assist customers in transitioning to our unified Payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Gross Profit

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	115,874	101,477	14,397	14.2	338,365	285,550	52,815	18.5

Percentage of total revenues	41.4%	42.3%			41.1%	42.1%
Gross profit for the three months ended December 31, 2024 increased by $14.4 million or 14% compared to the three months ended December 31, 2023. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Given that our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue, gross profit as a percentage of revenue decreased from 42% to
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41% due to a higher proportion of customers using Lightspeed Payments in the three months ended December 31, 2024 as compared to the three months ended December 31, 2023. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from our merchant cash advance program.
Gross profit for the nine months ended December 31, 2024 increased by $52.8 million or 18% compared to the nine months ended December 31, 2023. The increase was due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Given that our transaction-based revenue has a lower gross profit as a percentage of revenue than our subscription revenue, gross profit as a percentage of revenue decreased from 42% to 41% due to a higher proportion of customers using Lightspeed Payments in the nine months ended December 31, 2024 as compared to the nine months ended December 31, 2023. This decrease in gross profit as a percentage of revenue was partially offset by an increase in revenue from our merchant cash advance program.
Operating Expenses
General and Administrative

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	29,459	29,934	(475)	(1.6)	92,562	81,202	11,360	14.0

Percentage of total revenues	10.5%	12.5%			11.2%	12.0%
General and administrative expenses for the three months ended December 31, 2024 decreased by $0.5 million or 2% compared to the three months ended December 31, 2023. Included in general and administrative expenses for the three months ended December 31, 2024 is $4.6 million of share-based compensation expense and related payroll taxes, $2.7 million in transaction-related costs and nil in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $6.5 million, a cost recovery of $0.6 million and an expense of $4.7 million, respectively, in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $2.8 million. This increase was driven by an increase of $0.5 million from salary and other employee-related costs, an increase of $0.9 million related to professional fees and other expenses and an increase of $2.2 million in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The bad debt expense has increased in line with the accelerated growth in principal issued for our merchant cash advance program. The increase was offset by a decrease of $0.3 million in D&O insurance and lower software and licensing costs of $0.5 million. Our general and administrative expenses as a percentage of revenue decreased from 12% to 11% from the three months ended December 31, 2023 to the three months ended December 31, 2024 mainly due to intentional efforts in controlling costs and finding efficiencies across the Company and the growth in revenue.
General and administrative expenses for the nine months ended December 31, 2024 increased by $11.4 million or 14% compared to the nine months ended December 31, 2023. Included in general and administrative expenses for the nine months ended December 31, 2024 is $14.4 million of share-based compensation expense and related payroll taxes, $5.1 million in transaction-related costs and $12.0 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $19.2 million, $0.4 million and $4.7 million, respectively, in the nine months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $4.2 million. This increase was driven by a $7.6 million increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The bad debt expense has increased in line with the accelerated growth in principal issued for our merchant cash advance program. The increase was offset by a $0.7 million decrease in salary and other employee-related costs, a $1.0 million decrease in D&O insurance, lower software and licensing costs of $0.6 million and a $1.1 million decrease in professional fees and other expenses. Our general and administrative expenses as a percentage of
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revenue decreased from 12% to 11% from the nine months ended December 31, 2023 to the nine months ended December 31, 2024 mainly due to intentional efforts in controlling costs and finding efficiencies across the Company and the growth in revenue.
Research and Development

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Research and development	32,148	34,675	(2,527)	(7.3)	90,139	101,791	(11,652)	(11.4)

Percentage of total revenues	11.5%	14.5%			10.9%	15.0%
Research and development expenses for the three months ended December 31, 2024 decreased by $2.5 million or 7% compared to the three months ended December 31, 2023. Included in research and development expenses for the three months ended December 31, 2024 is $5.3 million of share-based compensation expense and related payroll taxes compared to $7.0 million in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $0.8 million driven by cost reduction initiatives including lower software and licensing costs of $0.4 million and lower salary and other employee-related costs of $0.5 million, offset by an increase of $0.1 million in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 14% to 11% from the three months ended December 31, 2023 to the three months ended December 31, 2024.
Research and development expenses for the nine months ended December 31, 2024 decreased by $11.7 million or 11% compared to the nine months ended December 31, 2023. Included in research and development expenses for the nine months ended December 31, 2024 is $14.2 million of share-based compensation expense and related payroll taxes compared to $22.3 million in the nine months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $3.5 million driven by cost reduction initiatives including a $2.8 million decrease in professional fees and other expenses, lower salary and other employee-related costs of $0.8 million and lower software and licensing costs of $0.1 million, offset by higher hosting costs of $0.2 million. Our research and development costs as a percentage of revenue decreased from 15% to 11% from the nine months ended December 31, 2023 to the nine months ended December 31, 2024.
Sales and Marketing

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	54,012	60,908	(6,896)	(11.3)	176,763	176,486	277	0.2

Percentage of total revenues	19.3%	25.4%			21.5%	26.0%
Sales and marketing expenses for the three months ended December 31, 2024 decreased by $6.9 million or 11% as compared to the three months ended December 31, 2023. Included in sales and marketing expenses for the three months ended December 31, 2024 is $2.9 million of share-based compensation expense and related payroll taxes compared to $8.3 million in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, sales and marketing expenses decreased by $1.4 million driven by lower salary and other employee-related costs of $1.7 million and a $1.6 million decrease related to professional fees and other expenses, offset by a $1.2 million increase in software and licensing costs and a $0.7 million increase in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 25% to 19% from the three months ended December 31, 2023 to the three months ended December 31, 2024.
Sales and marketing expenses for the nine months ended December 31, 2024 increased by $0.3 million or 0% as compared to the nine months ended December 31, 2023. Included in sales and marketing expenses for the nine months ended December 31, 2024
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is $13.5 million of share-based compensation expense and related payroll taxes compared to $19.0 million in the three months ended December 31, 2023. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $5.7 million driven by higher software and licensing costs of $2.5 million, an increase of $3.5 million in professional fees and other expenses, an increase of $2.7 million in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows, and higher salary and other employee-related costs of $0.1 million, offset by a decrease of $3.1 million related to our annual sales, customer and partner summit, which we held in person in the prior comparable period while switching to a virtual summit this year in our efforts to find efficiencies across the Company. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 26% to 21% from the nine months ended December 31, 2023 to the nine months ended December 31, 2024.
Depreciation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,891	1,894	(3)	(0.2)	5,717	4,844	873	18.0
Depreciation of right-of-use assets	1,218	1,651	(433)	(26.2)	3,981	5,528	(1,547)	(28.0)

	3,109	3,545	(436)	(12.3)	9,698	10,372	(674)	(6.5)

Percentage of total revenues	1.1%	1.5%			1.2%	1.5%
Depreciation of property and equipment for the three months ended December 31, 2024 remained consistent to the three months ended December 31, 2023. The decrease in the depreciation of right-of-use assets of $0.4 million or 26% is mainly the result of lease modifications and terminations partially offset by signing new lease commitments in the last 12 months.
Depreciation of property and equipment for the nine months ended December 31, 2024 increased by $0.9 million or 18% as compared to the nine months ended December 31, 2023. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout the last 12 months. The decrease in the depreciation of right-of-use assets of $1.5 million or 28% is mainly the result of lease modifications and terminations partially offset by signing new lease commitments in the last 12 months.
Foreign Exchange Loss (Gain)

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	2,514	(979)	3,493	(356.8)	1,262	381	881	231.2

Percentage of total revenues	0.9%	(0.4)%			0.2%	0.1%
The company realized a foreign exchange loss for the three months ended December 31, 2024 compared to a gain for the three months ended December 31, 2023. Foreign exchange loss for the nine months ended December 31, 2024 increased compared to the nine months ended December 31, 2023. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
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Acquisition-related Compensation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	157	—	157	100.0	209	3,105	(2,896)	(93.3)

Percentage of total revenues	0.1%	0.0%			0.0%	0.5%
Acquisition-related compensation expense for the three months ended December 31, 2024 increased by $0.2 million or 100% as compared to the three months ended December 31, 2023. Acquisition-related compensation expense for the nine months ended December 31, 2024 decreased by $2.9 million or 93% as compared to the nine months ended December 31, 2023. The decrease in the nine months ended December 31, 2024 is due to the deferred compensation from the Ecwid and NuORDER acquisitions becoming fully amortized during Fiscal 2024. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	22,105	23,671	(1,566)	(6.6)	67,612	72,166	(4,554)	(6.3)

Percentage of total revenues	7.9%	9.9%			8.2%	10.6%
Amortization of intangible assets for the three months ended December 31, 2024 decreased by $1.6 million or 7% as compared to the three months ended December 31, 2023. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during the last 12 months.
Amortization of intangible assets for the nine months ended December 31, 2024 decreased by $4.6 million or 6% as compared to the nine months ended December 31, 2023. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during Fiscal 2024.
Restructuring

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	6,368	1,232	5,136	416.9	16,073	1,784	14,289	801.0

Percentage of total revenues	2.3%	0.5%			2.0%	0.3%
During the nine months ended December 31, 2024, in April 2024 and December 2024, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with this initiative were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs.
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Other Income

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	8,388	10,899	(2,511)	(23.0)	28,097	32,007	(3,910)	(12.2)

Percentage of total revenues	3.0%	4.5%			3.4%	4.7%
Net interest income is comprised of interest income of $29.2 million earned on cash and cash equivalents during the nine months ended December 31, 2024 offset by interest expense primarily on lease liabilities of $1.1 million for the nine months ended December 31, 2024. Net interest income for the nine months ended December 31, 2024 decreased by $3.9 million or 12% as compared to the nine months ended December 31, 2023 due to a decrease in interest income earned in the period on cash and cash equivalents related to a lower cash balance as compared to the prior comparable period.
Income Taxes

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	867	149	718	481.9	3,360	2,119	1,241	58.6
Deferred	109	(530)	639	(120.6)	37	(425)	462	(108.7)

Total income tax expense	976	(381)	1,357	(356.2)	3,397	1,694	1,703	100.5

Percentage of total revenues
Current	0.3%	0.1%			0.4%	0.3%
Deferred	0.0%	(0.2)%			0.0%	(0.1)%

Total	0.3%	(0.2)%			0.4%	0.2%
We recorded an income tax expense of $1.0 million for the three months ended December 31, 2024 compared to an income tax recovery of $0.4 million for the three months ended December 31, 2023. The deferred income tax recovery for the three months ended December 31, 2023 and the deferred income tax expense in the three months ended December 31, 2024 primarily relates to timing differences on share-based compensation and other temporary deductible differences.
We recorded an income tax expense of $3.4 million for the nine months ended December 31, 2024 compared to an income tax expense of $1.7 million for the nine months ended December 31, 2023. This is mainly due to an increase in deferred income tax expense of $0.5 million and an increase in current income tax expense of $1.2 million in the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023. The deferred income tax recovery in the nine months ended December 31, 2023 and the deferred income tax expense in the nine months ended December 31, 2024 primarily relate to timing differences on share-based compensation and other temporary deductible differences.
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Key Balance Sheet Information

(In thousands of US dollars)	December 31, 2024	March 31, 2024
	$	$

Cash and cash equivalents	661,568	722,102

Total assets	2,477,863	2,575,154

Total liabilities	159,278	162,753

Total long-term liabilities	15,220	18,087
Total Assets
December 31, 2024 Compared to March 31, 2024
Total assets decreased by $97.3 million or 4% from March 31, 2024 to December 31, 2024 with cash and cash equivalents accounting for $60.5 million of the decrease primarily due to $39.9 million in cash used to repurchase and cancel shares in the three months ended June 30, 2024 under the normal course issuer bid, and due to cash used to grow our merchant cash advance program. Trade and other receivables accounted for $18.6 million of the decrease which includes a decrease in research and development tax credits receivable of $0.9 million, a decrease in accrued interest and other receivables of $1.1 million and an increase in sales tax receivables of $1.6 million. The property and equipment and intangibles accounted for $3.0 million and $52.7 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period offset by capitalized internal development costs for intangibles. The right of use assets, inventory and other long term assets also accounted for $2.6 million, $0.6 million and $1.6 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in merchant cash advances of $27.1 million due to the growth in our merchant cash advance program, an increase in other current assets of $13.1 million primarily related to an increase in prepaid expenses, and an increase in goodwill of $2.3 million mainly related to a business acquisition offset by a foreign currency loss on translation of foreign operations.
Total Liabilities
December 31, 2024 Compared to March 31, 2024
Total liabilities decreased by $3.5 million or 2% from March 31, 2024 to December 31, 2024 driven by a decrease in current liabilities of $0.6 million and a decrease in long-term liabilities of $2.9 million. The drivers of the decrease in current liabilities included a decrease in deferred revenue of $7.4 million, a decrease in income tax payable of $1.0 million, a decrease in lease liabilities of $0.8 million and a decrease in sales tax payable of $0.1 million, offset by an increase in provisions and other payables of $7.5 million which includes an increase in foreign exchange forward contracts liability of $3.6 million, an increase in trade payables of $0.3 million, an increase in accrued payroll taxes on share-based compensation of $0.1 million and an increase in accrued compensation and benefits of $0.8 million.
The drivers of the decrease in long-term liabilities were a decrease in lease liabilities of $3.3 million and a decrease in deferred revenue of $0.1 million offset by an increase in other long-term liabilities of $0.2 million and an increase in deferred tax liabilities of $0.3 million.
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Quarterly Results of Operations
The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended December 31, 2024. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Mar. 31, 2023	Jun. 30, 2023	Sept. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sept. 30, 2024	Dec. 31, 2024
	$	$	$	$	$	$	$	$

Revenues	184,228	209,086	230,273	239,695	230,216	266,091	277,182	280,134
Direct cost of revenues	97,267	121,181	134,105	138,218	130,516	157,883	162,899	164,260

Gross profit	86,961	87,905	96,168	101,477	99,700	108,208	114,283	115,874

Operating expenses
General and administrative	22,139	24,944	26,324	29,934	22,540	31,856	31,247	29,459
Research and development	30,805	34,035	33,081	34,675	27,625	27,471	30,520	32,148
Sales and marketing	56,884	55,288	60,290	60,908	57,804	57,070	65,681	54,012
Depreciation of property and equipment	1,735	1,457	1,493	1,894	1,790	1,973	1,853	1,891
Depreciation of right-of-use assets	2,025	2,230	1,647	1,651	2,418	1,394	1,369	1,218
Foreign exchange loss (gain)	297	671	689	(979)	501	85	(1,337)	2,514
Acquisition-related compensation	5,746	2,545	560	—	—	—	52	157
Amortization of intangible assets	24,620	24,505	23,990	23,671	22,882	22,895	22,612	22,105
Restructuring	25,549	472	80	1,232	5,422	9,541	164	6,368

Total operating expenses	169,800	146,147	148,154	152,986	140,982	152,285	152,161	149,872

Operating loss	(82,839)	(58,242)	(51,986)	(51,509)	(41,282)	(44,077)	(37,878)	(33,998)
Net interest income	9,654	10,362	10,746	10,899	10,524	10,166	9,543	8,388

Loss before income taxes	(73,185)	(47,880)	(41,240)	(40,610)	(30,758)	(33,911)	(28,335)	(25,610)

Income tax expense (recovery)
Current	1,651	1,215	755	149	1,680	801	1,692	867
Deferred	(368)	(392)	497	(530)	102	300	(372)	109

Total income tax expense (recovery)	1,283	823	1,252	(381)	1,782	1,101	1,320	976

Net loss	(74,468)	(48,703)	(42,492)	(40,229)	(32,540)	(35,012)	(29,655)	(26,586)

Net loss per share – basic and diluted	(0.49)	(0.32)	(0.28)	(0.26)	(0.21)	(0.23)	(0.19)	(0.17)
Revenues
Our total quarterly revenue increased successively for all periods presented (except for the three months ended March 31, 2024) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month period ended March 31, 2024 was primarily due to the impact of seasonality on our revenues as transaction-based revenues comprise an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2024 compared to the three months ended December 31, 2023.
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Direct Cost of Revenues
Our total quarterly direct cost of revenues increased successively for all periods presented except for the three months ended March 31, 2024. In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2024 is aligned with the decrease in revenues within the periods due to the impact of seasonality.
Gross Profit
Our total quarterly gross profit increased successively in all periods (except the three months ended March 31, 2024) due to an increase in the number of customers using our flagship products and payments solutions, particularly high GTV customers. The decrease in total quarterly gross profit for the three months ended March 31, 2024 is primarily due to the impact of seasonality on our revenues. Although our gross profit has declined over time as a percentage of revenue due to more customers adopting our payments solutions, which solutions carry higher direct costs than our software solutions, the average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics. We expect this gross margin trend to continue in future periods, and to be partially offset by the increase in revenue from our merchant cash program, which revenue stream carries a significantly higher margin.
Operating Expenses
Our total quarterly operating expenses decreased from the three months ended March 31, 2023 to the three months ended June 30, 2023. The three months ended March 31, 2023 had a decrease in share-based compensation and salary costs as a result of the restructuring we executed during that quarter, offset by severance and other restructuring charges, which contributed to a decrease in operating expenses in the three months ended June 30, 2023. The increase in operating expenses in the three months ended September 30, 2023 was mainly due to an increase in sales and marketing expenses which mostly consisted of higher share-based compensation from a forfeiture of awards in the prior period. The increase in operating expenses in the three months ended December 31, 2023 was mainly due to higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, as well as an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The decrease in operating expenses in the three months ended March 31, 2024 was mainly due to lower share-based compensation and related payroll taxes primarily due to the forfeiture of awards of certain executive officers during the period. The increase in operating expenses in the three months ended June 30, 2024 includes higher restructuring charges as a result of the reorganization announced within that quarter, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, and an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances; the bad debt expense increased in line with the accelerated growth in principal issued for our merchant cash advance program. The three months ended September 30, 2024 saw a slight decrease in operating expenses due to lower restructuring charges as a result of the reorganization in the prior quarter offset by an increase in sales and marketing expenses which mainly consisted of higher share-based compensation and related payroll taxes and an increase in professional fees. The decrease in operating expenses in the three months ended December 31, 2024 was mainly due to a decrease in sales and marketing expenses, with sales and marketing expenses decreasing primarily due to lower share-based compensation and related payroll taxes and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital
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required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at December 31, 2024 was $734.2 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus is effective.
Normal Course Issuer Bid
Our board of directors and the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any subordinate voting share purchased under the NCIB will be cancelled. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, we also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares at times when we would ordinarily not be permitted to purchase our subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, we may, but are not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by us, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com.
During the nine months ended December 31, 2024, we repurchased and cancelled 2,673,926 subordinate voting shares for a total consideration, including transaction costs, of $39.9 million. We did not repurchase any of our subordinate voting shares under an NCIB in the nine months ended December 31, 2023.
We believe that the purchase of our subordinate voting shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.
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Cash Flows
The following table presents cash and cash equivalents as at December 31, 2024 and 2023, and cash flows from or used in operating, investing, and financing activities for the three and nine months ended December 31, 2024 and 2023:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2024	2023	2024	2023
	$	$	$	$

Cash and cash equivalents	661,568	749,407	661,568	749,407

Cash flows from (used in):
Operating activities	2,720	(18,195)	(22,824)	(69,131)
Investing activities	3,009	6,850	7,597	21,846
Financing activities	(1,768)	(1,469)	(44,495)	(3,879)
Effect of foreign exchange on cash and cash equivalents	(1,411)	730	(812)	417

Net increase (decrease) in cash and cash equivalents	2,550	(12,084)	(60,534)	(50,747)
Cash Flows from (used in) Operating Activities
Cash flows from operating activities for the three months ended December 31, 2024 were $2.7 million compared to cash flows used in operating activities of $18.2 million for the three months ended December 31, 2023. For the three months ended December 31, 2024, Adjusted Free Cash Flow3 used was $0.5 million compared to $14.8 million for the three months ended December 31, 2023. This $14.3 million improvement is mainly due to the improved operating loss from increased revenue and includes working capital movements such as timing differences related to current receivables and payables.
Cash flows used in operating activities for the nine months ended December 31, 2024 were $22.8 million compared to $69.1 million for the nine months ended December 31, 2023. For the nine months ended December 31, 2024, Adjusted Free Cash Flow3 used was $1.9 million compared to $48.2 million for the nine months ended December 31, 2023. This $46.3 million improvement is mainly due to the improved operating loss from increased revenue and includes working capital movements such as timing differences related to current receivables and payables. The decrease was offset by an increase in cash paid for restructuring of $12.9 million.
Cash Flows from Investing Activities
Cash flows from investing activities for the three months ended December 31, 2024 were $3.0 million compared to $6.9 million for the three months ended December 31, 2023. The decrease in cash flows from investing activities was primarily due to a decrease of $2.5 million in interest income received and an increase of $2.6 million in cash outflows associated with capitalized internal development costs, offset by a decrease of $1.3 million in cash outflows associated with additions to property and equipment.
Cash flows from investing activities for the nine months ended December 31, 2024 were $7.6 million compared to $21.8 million for the nine months ended December 31, 2023. The decrease in cash flows from investing activities was primarily due to a decrease of $3.2 million in interest income received, an increase of $5.6 million in cash outflows associated with capitalized internal development costs and a cash outflow of $6.8 million related to a business acquisition, offset by a decrease of $1.4 million in cash outflows associated with additions to property and equipment.
Cash Flows used in Financing Activities
Cash flows used in financing activities for the three months ended December 31, 2024 were $1.8 million compared to $1.5 million in the three months ended December 31, 2023. The increase in cash flows used in financing activities was mainly due to a decrease of $0.3 million in cash inflows associated with the exercise of stock options under our equity incentive plans.
3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"
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Cash flows used in financing activities for the nine months ended December 31, 2024 were $44.5 million compared to $3.9 million in the nine months ended December 31, 2023. The increase in cash flows used in financing activities was mainly due to a cash outflow of $39.9 million from shares repurchased and cancelled, an increase of $0.5 million in cash outflows associated with lease liabilities and movement in restricted lease deposits and a decrease of $0.3 million in cash inflows associated with the exercise of stock options under our equity incentive plans, offset by an increase of $0.1 million from lower share issuance costs.
We believe that our current cash balance, available financing, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations" in our annual MD&A for the fiscal year ended March 31, 2024. From time to time, we may be contingently liable with respect to litigation and claims.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2024.
Financial Instruments and Other Instruments
Fair Value
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the nine months ended December 31, 2024 include an average repayment period of 8 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $9.7 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
Transaction-based revenues for the nine months ended December 31, 2024 includes $27.3 million from merchant cash advances related to fees collected incorporating fair value movement ($11.0 million for the nine months ended December 31, 2023) and general & administrative expenses for the nine months ended December 31, 2024 include $9.7 million from merchant cash advances deemed uncollectible, which includes write offs ($4.2 million for the nine months ended December 31, 2023).
Credit and Concentration Risk
Generally, the carrying amount of our financial assets in our consolidated balance sheets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not require personal guarantee of performance from our merchants. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In the nine months ended December 31, 2024, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
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Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows used in operations and anticipated investing and financing activities. We have $661.6 million of cash and cash equivalents as well as a credit facility available as at December 31, 2024, demonstrating our liquidity and ability to pay financial liabilities as they become due.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar, the New Zealand dollar and the Swiss Franc. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $143.5 million CAD as at December 31, 2024 (March 31, 2024 - $95.6 million CAD).
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social charges) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social charges are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social charges, and a decrease in share price will result in a decrease in the accrual for social charges, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied
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over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and allocation of goodwill, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. During the three months ended December 31, 2024, an annual impairment test of goodwill was performed on our operating segment which is the level at which management monitors goodwill. The annual impairment test of goodwill as at December 31, 2024 was performed using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2024. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 11 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2024.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.

Provisions

We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the
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uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company.
Internally Generated Intangible Assets
We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date.
New and Amended Material Accounting Policies Issued but not yet Effective
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures to clarify the recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. We are currently evaluating the impact of this amendment on our consolidated financial statements. We also continue to evaluate the impact of IFRS 18, Presentation and Disclosure in Financial Statements on our consolidated financial statements. For all other new and amended material accounting policies issued but not yet effective which have been identified in the most recent audited annual consolidated financial statements, we do not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the NYSE. Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 152,974,435 subordinate voting shares and no preferred shares were issued and outstanding as of February 4, 2025.
As of February 4, 2025, there were 148,137 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 148,137 were vested as of such date), and 10,179,509 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 4,882,975 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.
As of February 4, 2025, there were 8,326 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 8,326 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share.
As of February 4, 2025, there were 160,824 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of February 4, 2025, there were 6,067,085 RSUs outstanding under the Company’s Omnibus Plan (of which 1,549,436 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
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Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at December 31, 2024 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company's internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework that the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to the Company's internal controls over financial reporting during the period covered in this quarterly report that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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